

March 18, 2011

Elyse Douglas
Executive Vice Chairman and Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

> **Re: Hertz Global Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-33139**

Dear Ms. Douglas:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on pages 2 and 7 in your Form 10-K that you operate in Latin America, Africa, and the Middle East, regions that can be understood to include Cuba, Sudan, Syria, and Iran. In addition, in your letter dated November 2, 2006, you advised us that you intended to maintain a presence in Syria through a franchisee or licensee. It also appears from public information that Hertz conducts car rental operations in Syria.

   Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include any information about contacts with those countries in your Form 10-K. Please describe to us your past, current, and anticipated contacts with each of the referenced countries, whether through subsidiaries, affiliates, franchisees, licensees, dealers, independent contractors, or other direct or indirect arrangements, since your letter to us dated November 2, 2006. Your response should describe any goods, equipment, services, technology, or support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

2. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the goods, equipment, or technology, including any air compressors, you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and Syria are dual use items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance